SIMPSON THACHER & BARTLETT LLP

425 LEXINGTON AVENUE

NEW YORK, N.Y. 10017-3954

(212) 455-2000

FACSIMILE (212) 455-2502

DIRECT DIAL NUMBER (212) 455-2812	E-MAIL ADDRESS RFENYES@STBLAW.COM

VIA EDGAR

June 2, 2016

Re:	Acceleration Request for TransUnion
Registration Statement on Form S-3 (File No. 333-211767)

SECURITIES AND EXCHANGE COMMISSION

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Paul Fischer

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, we attach the request of our client, TransUnion, that effectiveness of the above-referenced Registration Statement be accelerated to 2:30 p.m., Washington, D.C. time, on June 6, 2016, or as soon as practicable thereafter. We ask, however, that the Securities and Exchange Commission staff not accelerate such effectiveness until we speak with you on that date.

Please call me at (212) 455-2812 with any questions.

Very truly yours,

/s/ Richard A. Fenyes

Richard A. Fenyes

cc:	Securities and Exchange Commission

Larry Spirgel